UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31574

AMERIGROUP Corporation

(Exact name of registrant as specified in its charter)

4425 Corporation Lane

Virginia Beach, Virginia 23468

Telephone number: (757) 490-6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

7.50% Senior Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value – 1

7.50% Senior Notes due 2019 – 39

Explanatory note: The purpose of this Amendment No. 1 on Form 15/A is to correct a typographical error in the date of the certification/notice in the initial filing of this Form 15 on January 25, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, AMERIGROUP Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 25, 2013	/s/ Kathleen S. Kiefer
	By:	Kathleen S. Kiefer
Secretary